UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2026

Commission File Number: 001-39481

PainReform Ltd.
(Translation of registrant’s name into English)

65 Yigal Alon St., Tel Aviv 6744316
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 (Registration No. 333-257968 and 333-265902) and the Company’s Registration Statements on Form F-3 (Registration No. 333-282264, 333-254982, 333-276485, 333-277594, 333-283655 and 333-286941), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished. .

Reference is made to the Report of Foreign Private Issuer on Form 6-K furnished by PainReform Ltd (the “Company”) to the U.S. Securities Exchange Commission on July 10, 2025 (the “Prior 6-K”).

In connection with the acquisition by the Company of 7,331,378 shares of preferred stock of LayerBio Inc. (“LayerBio”), which at closing will constitute 51% of the issued and outstanding share capital of LayerBio on a fully diluted basis, pursuant a Preferred Stock Purchase Agreement (the “Purchase Agreement”) dated July 8, 2025, as disclosed in the Prior 6-K (the “Acquisition”), the Company is filing with this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) (i) the unaudited pro forma condensed combined financial information of the Company updated to reflect the effect of the Acquisition as if it had occurred on January 1, 2024 and on June 30, 2025, as Exhibit 99.1, (ii) the audited financial information of LayerBio for the years ended December 31, 2024 and 2023 as Exhibit 99.2. and (iii) the unaudited condensed financial information of LayerBio for the six months ended June 30, 2025 as Exhibit 99.3.

The unaudited pro forma condensed combined financial information does not necessarily reflect what the Company’s results of operations, balance sheets or cash flows would have been during the periods presented had the Acquisition been completed in prior periods and does not necessarily indicate what the Company’s results of operations, balance sheets, cash flows or costs and expenses will be in the future.

Exhibit Index

Exhibit No.	Description

23.1	Consent of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, Independent Auditor
99.1
Unaudited pro forma condensed combined financial statements for the six months ended June 30, 2025 and the unaudited pro forma condensed combined financial statements for the year ended December 31, 2024

99.2	Audited financial statements of LayerBio Inc. for the years ending December 31, 2024 and 2023.
99.3	Unaudited condensed financial statements of LayerBio Inc. for the six months ended June 30, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 7, 2026	PAINREFORM LTD.

	By:	/s/ Ehud Geller
Ehud Geller
Executive Chairman of the Board and Interim Chief Executive Officer